                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13G
                                (Rule 13d-102)
                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)
                              (Amendment No.)/1/

                              TOKHEIM CORPORATION
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   889073102
------------------------------------------------------------------------------
                                (CUSIP Number)

                               November 29, 1998
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-(c)
     [ ]  Rule 13d-1(d)


---------------------------------

 /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). SEC 1745 (02-06-98)
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 CUSIP No. 889073102             13G         Page    2  of             4  Pages
-------------------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Schlumberger GmbH
          ---------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                  (b)  [X]
          ---------------------------------------------------------------------

3.        SEC USE ONLY
          ---------------------------------------------------------------------

4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Germany
          ---------------------------------------------------------------------

                5.   SOLE VOTING POWER
NUMBER OF            2,526,923 shares of Common Stock.
SHARES
BENEFICIALLY
OWNED BY        ---------------------------------------------------------------
EACH
REPORTING       6.   SHARED VOTING POWER
PERSON               None.
WITH
                ---------------------------------------------------------------

                7.   SOLE DISPOSITIVE POWER
                     2,526,923 shares of Common Stock.

                ---------------------------------------------------------------

                8.   SHARED DISPOSITIVE POWER
                     None.

                ---------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,923 shares of Common Stock.

-------------------------------------------------------------------------------

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                            [ ]
-------------------------------------------------------------------------------


11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.7%
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12.       TYPE OF REPORTING PERSON*
          CO
-------------------------------------------------------------------------------
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 CUSIP No. 889073102      13G              Page       3 of 4  Pages
------------------------------------------------------------------------------

Item 1(a). Name of Issuer
           --------------

Tokheim Corporation

Item 1(b). Address of Issuer's Principal Offices
           -------------------------------------

10501 Corporate Drive
P.O. Box 360
Fort Wayne, Indiana 46845

Item 2(a).  Name of Person Filing
            ---------------------

Schlumberger GmbH ("Schlumberger")

Item 2(b). Address of Principal Business Office or, if none, Residence
           -----------------------------------------------------------

Schlumberger's principal business office is located at Gutenbergstrasse 2-4, 85737 Ismaning bei Munchen, Germany.

Item 2(c). Citizenship
           -----------

Germany

Item 2(d). Title of Class of Securities
           ----------------------------

Common stock, no par value per share (the "Common Stock").

Item 2(e). CUSIP Number
           ------------

889073102

Item 3. Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or 13d-2(b) or
        ------------------------------------------------------------------------
(c)
---

This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership
        ---------

  (a) Amount beneficially owned:  2,526,923 shares of Common Stock.

  (b) Percent of Class: 16.7%, based on 12,636,278 shares outstanding as of August 31, 1998, as disclosed by Tokheim Corporation in its Form 10-Q filed as of October 15, 1998.

  (c) Number of shares as to which Schlumberger has:
      (i)   sole power to vote or direct the vote:  2,526,923
      (ii)  shared power to vote or to direct the vote:  0.
      (iii) sole power to dispose or to direct the disposition of:  2,526,923.
      (iv)  shared power to dispose or to direct the disposition of: 0.
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 CUSIP No. 889073102           13G          Page   4  of  4  Pages
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Item 5. Ownership of Five Percent or Less of a Class
        --------------------------------------------

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
        ---------------------------------------------------------------

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company
--------------------------------------------------------

Not applicable.

Item 8. Identification and Classification of Members of the Group
        ---------------------------------------------------------

Not applicable.

Item 9. Notice of Dissolution of Group
        ------------------------------

Not applicable.

Item 10. Certification
         -------------

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 4th day of February, 1999.

SCHLUMBERGER GMBH

/s/ Anna M. Hrayssi
   ------------------------------------
By: Anna M. Hrayssi
Title: Geschaeftsfuehrer (Managing Director)